Exhibit 12.3

Consolidated Edison Company of New York, Inc.

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

(Millions of Dollars)

	For the Six Months Ended		For the Years Ended December 31,
	June 30, 2015	June 30, 2014	2014	2013	2012	2011	2010
Earnings
Net income for common stock	$559	$506	$1,058	$1,020	$1,014	$978	$893
Preferred stock dividend requirement of the company	—	—	—	—	3	11	11
(Income) or loss from equity investees	—	—	—	—	—	—	2
Minority interest loss	—	—	—	—	—	—	—
Income tax	293	262	555	520	529	558	495

Pre-tax income	$852	$768	$1,613	$1,540	$1,546	$1,547	$1,401

Add: Fixed charges*	312	286	580	564	573	561	578
Add: Distributed income of equity investees	—	—	—	—	—	—	—
Subtract: Interest capitalized	—	—	—	—	—	—	—
Subtract: Pre-tax preferred stock dividend requirement of consolidated subsidiaries	—	—	—	—	—	—	—

Earnings	$1,164	$1,054	$2,193	$2,104	$2,119	$2,108	$1,979

Combined fixed charges and preferred stock dividends
Interest on long-term debt	275	251	510	496	508	505	520
Amortization of debt discount, premium and expense	7	7	13	15	17	18	17
Interest capitalized	—	—	—	—	—	—	—
Other interest	9	7	15	11	22	16	19
Interest component of rentals	21	21	42	42	26	22	22
Pre-tax preferred stock dividend requirement of consolidated subsidiaries	—	—	—	—	—	—	—

* Fixed charges	$312	$286	$580	$564	$573	$561	$578

Pre-tax preferred stock dividend requirement of the company	—	—	—	—	5	19	19

Combined fixed charges and preferred stock dividends	$312	$286	$580	$564	$578	$580	$597

Ratio of earnings to combined fixed charges and preferred stock dividends	3.7	3.7	3.8	3.7	3.7	3.6	3.3